

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 18, 2009

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

> **Re: Doral Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed August 26, 2009**
> **File No. 333-161546**

Dear Mr. Wahlman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 filed August 26, 2009

General

1.   Please confirm that you will file a Schedule TO-I in connection with this tender offer as soon as practicable on the date of commencement. Refer to Rule 13e-4(c)(2).

2.   Please file the legality and tax opinions as exhibits to your next amendment or tell us when you plan to file them.

3.   Please provide in the forepart of the prospectus a statement as to whether any federal or other regulatory requirements must be complied with or approval must be obtained in connection with the transaction and, if so, the status of such compliance or approval. Refer to Item 3(i) of Form S-4.

4.   We note that certain information has been left blank throughout the prospectus, including, for example, certain terms of the offering. Please revise to include this information in your next amendment or tell us when you intend to do so.

Fee Table

5.   Please revise the reference to "any and all" in footnote (1) to the fee table since you are conducting a partial offer.

Questions and answers about the exchange offer, page 4

Under what circumstances can the exchange offer be extended …, page 7

6.   We note that you reserve the right to terminate the exchange offer, "including if any condition to the exchange offer is not met." Please confirm for us that you do not intend to terminate the offer for any reason other than those expressed in the conditions section.

What is the impact of the exchange offer to the Company's earnings …, page 10

7.   We note your use of the measure "tangible common shareholders equity" in your disclosure on page 10, as well as in various other locations in this filing. We also note your use of the "Tier 1 Common" ratio on page 40. Both "tangible common shareholders equity" and "Tier 1 Common" appear to be non-GAAP measures because they are not required by GAAP, Commission Rules, or banking regulatory requirements. Therefore, please revise to provide the disclosures required by Item 10(e) of Regulation S-K for each measure as applicable.

Summary, page 12

8.   Please confirm, if true, that this section summarizes the material information related to the exchange offer and consent solicitation, and revise the preamble to reflect this fact.

Summary of terms …, page 15

Proration, page 15

9.   We note that any convertible preferred stock not accepted for exchange as a result of proration will be returned promptly after the final proration is determined.

Please revise to state that securities not accepted will be returned promptly after the expiration or termination date. Refer to Rule 14e-1(c). Similarly, please revise the reference to "as promptly as practicable after the expiration date" on page 243 under "General" and "as soon as practicable" on page 250 under "Determination of Validity."

Risk factors, page 21

10. The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances as to certain aspects of the offering. Instead of stating the company's inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

11. We note that in order to take action on the Convertible Preferred Stock Amendment without tendering shares, holders must deposit their shares of convertible preferred stock with the exchange agent until the settlement date, or until other specified events occur. Please revise the risk factors section to discuss the risks associated with holders complying with this requirement.

Selected consolidated financial data, page 41

12. Please revise this section to include the information required by Item 301 of Regulation S-K on a pro forma basis, giving effect to the transaction, or tell us why you are not required to do so. Refer to Item 3(e) of Form S-4.

Executive compensation, page 226

General

13. Please revise to include a Grants of Plan-Based Awards table. Refer to Item 402(d) of Regulation S-K. Please confirm that where compensation information is required in future filings, such filings will be revised accordingly.

Short-term incentive compensation—annual cash bonuses, page 229

14. Please revise to disclose the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year or tell us why you are not required to do so. We note that you do not disclose the rankings of the business units supervised by the individual named executive officers or how such rankings impacted annual cash bonus amounts because you believe that disclosure of those performance targets would result in competitive harm. Please provide a more detailed supplemental analysis supporting your

conclusion that such targets can be excluded under Instruction 4 to Item 402(b) of Regulation S-K. Also, please note that if you rely on Instruction 4 to omit performance targets, you are required by the instruction to discuss how difficult it will be for the executive(s) or how likely it will be for the company to achieve the undisclosed target level or other factors or criteria. Refer to Regulation S-K Compliance & Disclosure Interpretation 118.04. Please confirm that where compensation information is required in future filings, such filings will be revised accordingly.

15. Please revise to disclose what elements of company and individual performance were achieved that led to the payment of specific forms of compensation. For example, describe how resolving legacy issues such as becoming current on financial reporting and reducing operating expenses factored into the committee's decision to grant bonus payments under the incentive compensation program. Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K. Please confirm that where compensation information is required in future filings, such filings will be revised accordingly.

Summary compensation table, page 234

16. Footnote 1 to the summary compensation table indicates that the amounts disclosed in the "Bonus" column include performance-based payments. Please revise to disclose in the "Bonus" column only those amounts not earned by meeting performance measures in the non-equity incentive plan. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02. Please confirm that where compensation information is required in future filings, such filings will be revised accordingly.

The exchange offer

Proration, page 244

17. Please tell us, with a view towards revised disclosure, the particular manner in which the company will prorate tendered shares of convertible preferred stock.

Conditions of the Exchange Offer, page 245

18. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the reference to "threatened" actions since it is unclear how these actions could be objectively determined.

Convertible preferred stock consent, page 248

19.   Please state the record date, if any, with respect to this solicitation. If the right to vote or give consent is not to be determined, in whole or in part, by reference to a record date, indicate the criteria for the determination of security holders entitled to vote or give consent. Please also revise the consent solicitation statement accordingly.

Expiration Date; Extensions; Termination; Amendment, page 251

20.   We note that you intend to announce extensions no later than 11:59 pm, New York City time, on the next business day after the previously scheduled expiration date. Please revise to comply with Rule 14e-1(d) which requires the notice of extension to be issued no later than 9:00 am, Eastern Time, on the next business day after the scheduled expiration date.

Market price, dividend, and distribution information

Common stock, page 256

21.   Please disclose the approximate number of holders of common stock as of the latest practicable date. Refer to Item 201(b) of Regulation S-K.

Convertible Preferred Stock, page 257

22.   You provide high and low sales prices for the convertible preferred stock, as reported on Bloomberg. If the sales prices as disclosed represent limited or sporadic transactions, please so state. See, e.g., Item 201(a)(1) of Regulation S-K.

Comparison of rights between the convertible preferred stock and our common stock

Description of capital stock, page 262

23.   We note that you qualify information disclosed on pages 262 through 277 by reference to information outside of the prospectus, some of which has not been filed as an exhibit to the registration statement. Please refer to Rule 411(a) of Regulation C under the Securities Act and revise accordingly.

Annex A

Questions and answers…, page A-4

What is the deadline for delivering my consent?, page A-5

24.   Please revise to disclose the actual date that currently constitutes the consent
        deadline rather than referring the investor to the disclosure in the body of the
        prospectus.

Exhibits

General

25.   Please file the dealer manager agreement as an exhibit to your registration
        statement.

26.   It appears that certain agreements required to be filed by Item 601(b)(10)(iii)(A)
        of Regulation S-K have not been filed. For example, we note that the short-term
        incentive compensation plan has not been filed. Please advise the staff how you
        determined that this plan is not required to be filed as a material contract, or file
        the plan and any others that are required to be filed by Item 601(b)(10)(iii)(A) of
        Regulation S-K.

                    *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of effectiveness of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration of effectiveness. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: D. Rhett Brandon
        Arjun Koshal
        (Simpson Thacher & Bartlett LLP)